Exhibit 99.1

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

__________________________

NOTICE OF 2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to a 2019 Extraordinary General Meeting of Shareholders to be held on Thursday, February 21, 2019 at 3:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to approve a new compensation policy for directors and officers.

Shareholders of record at the close of business on January 14, 2019 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Ami Barlev
Chairman of the Board of Directors

January 14, 2019

INTERNET GOLD – GOLDEN LINES LTD.

2 Dov Friedman Street

Ramat Gan 5250301, Israel

__________________________

PROXY STATEMENT

__________________________

2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold – Golden Lines Ltd. to be voted at a 2019 Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Extraordinary General Meeting of Shareholders. The Meeting will be held at 3:00 pm. (Israel time) on Thursday, February 21, 2019 at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2019 Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about January 17, 2019.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the approval of a new compensation policy for directors and officers.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the approval of a new compensation policy for directors and officers.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on January 14, 2019, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of January 14, 2019, the record date for determination of shareholders entitled to vote at the Meeting, there were 28,003,186 outstanding ordinary shares.

•        Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•        Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, General Counsel and

Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

•        Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than February 21, 2019 at 9:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposal to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than February 11, 2019. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting, or the Adjourned Meeting. If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, on the proxy card, as to whether or not his or her holdings in our company, or his or her vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal to be acted upon at the Meeting, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company.

A “personal interest” of a shareholder (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially owns approximately 54.67% of our issued and outstanding ordinary shares, that it presently intends to vote in favor of the proposal to be acted upon at the Meeting.

Cost of Soliciting Votes for the Extraordinary Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Extraordinary General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•        reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.igld.com; or

•        reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of January 14, 2019, none of our directors and executive officers beneficially own any of our ordinary shares.

The following table sets forth certain information as of January 14, 2019, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Eurocom Communications(3)	15,308,966	54.67%
Altshuler-Shaham(4)	3,169,016	11.30%
Yelin Lapidot(5)	1,631,226	5.83%
Mutual Funds Models Ltd.(6)	1,578,567	5.64%

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(1)      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)      The percentages shown are based on 28,003,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of January 14, 2019.

(3)      Eurocom Communications, managed by attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon as special managers, pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the beneficial holder of 15,308,966 of our ordinary shares.

(4)      Based on a Schedule 13G filed by Altshuler-Shaham Ltd., Altshuler Shaham Provident Funds, Altshuler Shaham Mutual Funds and Gilad Altshuler on June 25, 2018.

(5)      Based on a Schedule 13G/A filed by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on January 31, 2018.

(6)      Based on a Schedule 13G filed by Mutual Funds Models Ltd., Capital Markets Models Ltd., Economic Models Ltd. and Dr. Yacov Sheinin on December 6, 2018.

I. APPROVAL OF A COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

(Item 1 on the Proxy Card)

On June 16, 2016, our shareholders approved a compensation policy for our directors and officers in accordance with the requirements of the Israeli Companies Law.

The compensation policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with our compensation philosophy and to consider its appropriateness for our company. Pursuant to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a “disinterested majority” of the company’s shareholders. Any amendment to the compensation policy requires the same approvals.

To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the compensation policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the company.

Pursuant to the Israeli Companies Law, a compensation policy requires shareholder approval once every three years. Accordingly, our Board of Directors determined to consider a new compensation policy.

When considering a new compensation policy, the Compensation Committee and the Board of Directors review various data and other information they deem relevant, with the advice and assistance of legal and compensation advisors. They also use benchmark studies of peer companies prepared for our company. Such compensation policy should be broad enough to enable us to meet our changing needs and operations throughout the ensuing term and enhance our ability to implement our strategic long-term goals and align them with the interests of our officers and directors.

Our Compensation Committee and the Board conduct an annual review of the compensation policy. In addition to the criteria that need to be addressed in the compensation policy as specified in Part A of the First Addendum to the Israeli Companies Law and other matters that must be included in the compensation policy as specified in Part B of the First Addendum to the Israeli Companies Law, the Compensation Committee and the Board periodically review the structure and components of the compensation paid by the company (including variable components), the compensation ratio among the company’s employees, and review the compensation paid by other companies with characters similar to the company.

At the Meeting, we are seeking shareholder approval of a new compensation policy (the “Compensation Policy)” which is materially the same as the current compensation policy with a few changes as described below. The new Compensation Policy reflects the objectives that our Compensation Committee and Board of Directors believe should be achieved by the structure and content of executive compensation. The terms of the  Compensation Policy are intended to provide a compensation framework for each of our directors and officers that will adequately incentivize them to assist us in reaching our long-term goals and assist in aligning their interests with the interests of our company and shareholders. We believe that the guidelines and the fixed and variable compensation terms set forth in the  Compensation Policy will also enable us to maintain and recruit qualified senior officers and to enhance their motivation. The  Compensation Policy also properly addresses officers’ individual characteristics as the basis for distinctions between office holders and internal ratios between compensation of officers and compensation of other employees.

The material changes we wish to implement in the new Compensation Policy:

1. Decrease in the maximum wages of the CEO and CFO of our company. Taking into consideration, among other things, our financial situation and based on comparative economic analysis that we received from a financial advisor, it is proposed to reduce the salary caps in the new compensation policy as follows:

•        With respect to the Chief Executive Officer , it is proposed to decrease the maximum monthly wages for a full-time position from NIS 100,000 to NIS 55,000, and with respect to the current position (which is shared with other companies in the Group) from NIS 70,000 to NIS 40,000.

•        With respect to the Chief Financial Officer, it is proposed to decrease the maximum monthly wages for a full-time position from NIS 52,000 to NIS 40,000, and with respect to the current position (which is shared with other companies in the Group) from NIS 35,000 to NIS 25,000.

2. Decrease in the amount of the Retention Bonuses – the current compensation policy includes the possibility of granting retention bonuses to the CEO and CFO (for a period of up to five years.) Taking into consideration, among other things, our financial situation and based on comparative economic analysis that we received from a financial advisor, it is proposed to decrease the maximum retention bonus that could be granted to the CEO or the CFO from NIS 2,000,000 to NIS 500,000.

3. “Run Off Insurance Policy” - in order to ensure that we will continue to hold a directors’ and officers’ insurance policy in the event of “change of control” transactions, we wish to include a provision authorizing the purchase of a run-off directors’ and officers’ insurance policy as insurance coverage for the members of our board of directors and officers with respect to matters arising on or before the effective time of such transactions, such policy to extend for a period of seven years from the effective time (the “Run-Off Insurance Policy”). The liability coverage shall not exceed a per-occurrence limit and an aggregate limit (for a one- year period) of $35 million in addition to reasonable litigation expenses. The total premium shall not exceed 450% of the annual premium that the company paid for its directors’ and officers’ insurance in the previous applicable year.

Our Compensation Committee discussed the proposed Compensation Policy, approved it and recommended its approval by the Board and the shareholders. Our Board of Directors, at its meeting held on January 9, 2019, approved the new Compensation Policy.

Our Compensation Committee and Board determined that the Compensation Policy attached as Exhibit A to this Proxy Statement reflects our company’s character, financial position, needs, prospects and strategic goals and therefore would be for the benefit of the our company and shareholders and recommended that our shareholders approve it.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the new Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Companies Law requires that each shareholder voting on the proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal. According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our ordinary shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a controlling shareholder in the company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the proposal. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution or who are not controlling shareholders are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution or who are not controlling shareholders who voted against it does not exceed two percent of the outstanding voting power in the company. The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal.

Under the Israeli Companies Law, the board of directors may approve a compensation policy even in the event it was not approved by the shareholders; provided that the compensation committee and the board of directors resolved, after an additional discussion concerning the compensation policy, that the approval of the compensation policy in spite of the objection of the company’s shareholders is beneficial to the company.

Upon the receipt of a properly signed and dated proxy, which with respect to the applicable portion of this resolution includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, the person named as proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

II. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Ami Barlev
Chairman of the Board of Directors

Date: January 14, 2019

EXHIBIT A

OFFICERS’ COMPENSATION POLICY
INTERNET GOLD — GOLDEN LINES LTD.
Adopted February 21, 2019

1.     General Background

1.1    This Compensation Policy (hereinafter: the “Compensation Policy”), as defined in the Companies Law, 5759 — 1999 (hereinafter: the “Companies Law” or the “Law”) is a policy regarding the terms of office and employment of the officers of Internet Gold — Golden Lines Ltd. (hereinafter: the “Company”). The “Officers” and “Terms of Office and Employment” — as this term is defined in the Law from time to time.

1.2    The Compensation Policy takes into account the Company’s characteristics, its business strategy and its objectives, the characteristics of the area of its activities and the Company’s policy to ensure the recruitment and retention of top-quality officers at the Company.

1.3    Compensation Policy Approval Proceeding: at its meetings, the Compensation Committee discussed the proposal for the Compensation Policy which had been formulated by the Company’s management, with the assistance of professional entities, and after the discussions, during which the members of the Committee made comments, asked questions and received answers from the Company’s management on various matters contained in the Compensation Policy, the Compensation Committee recommended that the Board of Directors of the Company approve the Compensation Policy. The Board of Directors of the Company approved the Compensation Policy, after considering the Compensation Committee’s recommendations.

1.4    It should be clarified that the rules set forth in this Policy form an upper threshold for the Officers’ Terms of Office and Employment. It should be emphasized that the Company is not obligated to grant the Officers all of the components set forth in this Policy, nor is it obligated to grant the maximum rate in any of the components of the Terms of Office and Employment set forth in this Policy. The contents of this Policy do not create any right for any officer whatsoever of the Company, and the rights of each Officer shall be those set forth in the employment agreement applicable between the said Officer and the Company.

2.      Objectives of the Compensation Policy

2.1    The Company attaches great importance to devising a correct and appropriate Compensation Policy for the Company’s Officers, inter alia, by creating appropriate incentives for the Company’s Officers, promoting the Company’s objectives, its work plans and its policy, for both the long and short term, taking into consideration, inter alia, the Officers’ areas of responsibility, and also the risks applicable to the Company’s activities.

2.2    Emphases Regarding the Company’s Activities

The Company attaches the utmost importance to retaining the Company’s Officers. As of the present date, the Company has only two officers, whose activities require expertise, professional stability, extensive know-how, extensive experience in working with the Group’s interfaces, and so forth. Beyond this, the activities of the Officers at the Company require the management of a stable, efficient and productive work interface with the “Bezeq” Group (which constitutes the Company’s underlying asset, and held by the Company’s subsidiary), both at the level of the numerous interfaces that exist with regard to the groups’ financial systems, and also at the level of the various management interfaces between the Company and the “Bezeq” Group. These activities require stability and preservation over time. Beyond this, the Company’s activities involve providing support for capital/debt-raising and issue processes, providing support for various processes with the capital markets, providing support for complex financing processes, and also providing continuous support, on a day-to-day basis, of the management of the Group’s activities with the financing entities and the Company’s capital market interfaces, which require skill, extensive experience and know-how which have been acquired over the years. In view of this, the Company attaches the utmost importance to and places a vital emphasis on retaining the Company’s Officers.

It should be noted that in view of the parallel nature and activities of B Communications Ltd. (“BCOM”), the Company’s subsidiary, and of the Company per se, which manage many similar and parallel activity interfaces, at the level of fiscal management, financial management, activities in the capital markets, corporate headquarter activities, etc., the activities of the Company’s Officers are divided between BCOM and the Company at a ratio of one-third (the Company) to two-thirds (BCOM), based on an activity assessment performed by the Company’s management and considering that the scope and complexity of BCOM’’s debt are significantly greater, as well as its equity value, both in terms of the division of time and resources and also in terms of the division of the Officers’ salary. This being the case, the Officers’ salary is, generally speaking, low, on average. In addition, the scope of office of the Officers is divided in the manner described above between the Company and BCOM, and therefore the compensation data presented in this Policy reflect the said division, and create significant savings in the costs of the two companies.

2.3    The Company has formulated the Compensation Policy for its Officers, whilst considering the following objectives:

2.3.1 Enhancing the Officers’ sense of identification with the Company and with its activities.

2.3.2 Increasing the Officers’ satisfaction and motivation, for the purpose of advancing the Company’s business and improving the Company’s financial capabilities.

2.3.3 Retaining the top-quality officers at the Company for the long-term.

2.4    In addition, the Compensation Policy is designed to create a uniform and clear general framework for setting a personal compensation plan for each one of the Officers, based on joint principles and whilst making the relevant adjustments to the Officer’s experience, the characteristics of his job and the manner of performance of the position by him.

3.      Guiding Considerations in Setting the Compensation Policy

3.1    In accordance with the provisions of section 267b(a) of the Companies Law, below are the considerations that guided the Company in setting the Compensation Policy:

3.1.1 Promoting the Company’s objectives, its work plan and its policies, from a long-term perspective.

3.1.2 Creating appropriate incentives for the Officers of the Company, taking into consideration, inter alia, the Company’s risk management policy.

3.1.3 The high degree of responsibility required of Officers in their work with the reporting authorities in Israel and in the USA.

3.1.4 The size of the Company, the complexity of its financial structure, its profits and the nature of its activities.

3.1.5 As regards Terms of Office and Employment which contain variable components — the Officer’s contribution to the achievement of the Company’s targets and the maximization of the Company’s profits, all from a long-term perspective and in accordance with the Officer’s position.

3.2    In addition, at the time of determining the terms of compensation for the Officers, the Compensation Committee and the Board of Directors may set additional, relevant criteria, besides the guiding considerations set forth above, and they may also refer to additional data besides the data set forth below, taking into consideration the Company’s best interests, its situation and its plans.

4.      Key Elements of the Compensation Policy

4.1    Components of the Compensation

The total compensation of the Company’s Officers comprises a number of components (in whole or in part)1:

4.1.1 Fixed monthly salary (for details, see section 5 below).

4.1.2 Related terms and conditions — such as officers’ liability insurance, indemnity and release from liability (for details, see section 7.2 below); various social benefits (except for directors) such as contributions to executives’ insurance policies and continuing education funds; sick days, vacation days and convalescence days, a company car or the reimbursement of car maintenance expenses (for details, see section 7 below).

4.1.3 Variable Compensation:

1.      “Retention” components — i.e., payment of a bonus which is contingent upon the amount of time the Officer has served and stayed at the Company, during such period as determined.

It should be clarified that in view of the unique nature of the Company’s operations, it has been determined that the Compensation Policy will comprise the incorporation of long-term retention compensation, with the aim of providing an incentive to the Officers to maintain their activities and the quality of their work at the Company (such as the retention plans).

It is worth noting that the Company’s results as a holding company are primarily derived from the results of the Bezeq Group, and therefore, there is an inherent difficulty in imposing a direct connection between the Company’s financial results and the Officers’ compensation. On the other hand: the Officers’ work at the Company is intensive, it demands expertise and extensive acquired experience, and it also entails extremely significant challenges which require, in the opinion of the Company’s management, the formulation of stable employment agreements, with long-term retention attributes.

Moreover, the character of the professional activities of the Company’s Officers is designed, for the most part, to preserve the Company’s stability, by implementing various stable work interfaces with financing entities, institutional investors, etc. These activities, by nature, require the Company to act in order to retain its Officers, inter alia, for the purpose of reinforcing such work interfaces on a proper and stable basis.

2.      In addition, the Company may determine a particular scope of bonuses on an annual basis — bonuses which are contingent upon the achievement of specific targets at the level of the Company, based on the Company’s strategy, as reflected in the Company’s budget and/or bonuses which are contingent upon the achievement of personal targets, which are defined for each Officer in accordance with his position and his contribution to the Company, and in accordance with the Company’s strategy and its targets (for details, see section 6 below). Notwithstanding the foregoing, the Compensation Committee and the Board of Directors may in individual cases approve at their discretion a discretionary bonus, subject to a cap of up to three salaries, for individual achievements, for specific achievements in the course of the year or for the advancement of material/strategic issues and/or delegate their authority to do so, subject to the provisions of the law.

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1          It should be noted that in view of the parallel nature and activities of BCOM, and of the Company, which manage many similar and parallel activity interfaces, at the level of fiscal management, financial management, activities in the capital markets, corporate headquarter activities, etc., the activities of the Company’s Officers are divided between BCOM and the Company, as detailed above, both in terms of the division of time and resources and also in terms of the division of the Officers’ salary. This being the case, the Officers’ salary is, generally speaking, low, on average. In addition, the scope of office of the Officers is divided between the Company and BCOM, as detailed above, and therefore the compensation data presented in this Policy reflect the said division.

3.      Notwithstanding the foregoing, a non-material change in the Terms of Office and Employment of an Officer who is subordinate to the Company’s CEO shall not require the approval of the Compensation Committee, if it was approved by the Company’s CEO and all the following are fulfilled:

3.1    A non-material change in the Terms of Office and Employment of an Officer as stated in section 272(c) of the Law, within a limit of up to 15% per year, relative to the year before, of the Officer’s terms, shall be approved by the Company’s CEO and by any other organ as obligated by law (according to the minimum required forum).

3.2    The Terms of Office and Employment conform to the Company’s Compensation Policy.

4.2    The Data to be Examined

In their examination and approval of the Terms of Office and Employment of an Officer, and on a case-by-case basis, the Compensation Committee and the Board of Directors shall address the following matters:

4.2.1 All of the compensation components, including monthly salary, related terms and conditions, employment termination bonuses (bonus, payment, remuneration, compensation or any other benefit granted to the Officer in connection with the termination of his position at the Company, including the advance notice period), and also any benefit, payment or payment undertaking or grant of such benefit, if any, which are granted in respect of such office or employment.

4.2.2 The economic value of the total compensation package, including all the components thereof, whilst taking into consideration the Company’s business results, and if the compensation package is based on targets — the examination of these targets.

4.2.3 The compensation components will be challenging, however, they will not encourage the taking of risks beyond the range of risk desired by the Company, and they shall not cause the Officer to act against the Company’s interests.

4.2.4 In order to ensure consistency between all of the compensation components set forth in the Policy, all of the components of the Officer’s compensation package shall be presented to the Company’s organs, during their discussion of the approval of each of the compensation components for an Officer of the Company. In addition, the ranges of the salary and the rest of the Terms of Office and Employment of the Company’s Officers shall be determined, inter alia, in accordance with comparative data for officers of companies with similar characteristics to those of the Company, as set forth below and insofar as practicable (“Comparative Data for Similar Companies”). The Comparative Data for Similar Companies will address the entirety of the components of the Terms of Office and Employment, or part thereof, as the case may be, insofar as practicable and provided that the information is available. The Comparative Data for Similar Companies will be prepared by the Company internally, or through an external consultant, in the discretion of the Compensation Committee, in accordance with such methodology as the Company shall deem appropriate and reasonable. In addition, the Comparative Data for Similar Companies will be prepared whilst relating to the base salary separately, and also, whilst relating to the total compensation, insofar as relevant, and if such information exists.

4.2.5 The comparison shall be made in relation to the compensation granted to an officer in a similar position at three public companies and/or private companies, at least, which are comparable, inter alia, in all or some of the following characteristics:

(a)     Their total assets are similar to the Company’s total assets.

(b)    Their market value is similar to the Company’s market value.

(c)     Their scopes of managed debt are similar to the Company’s scopes of managed debt.

(d)    The companies are committed to the level of reporting of dual-listed companies, in terms of the degree of detail and liability, i.e., they are subject to the SEC’s rules and regulations.

4.2.6 The Officer’s education, qualifications, expertise, professional experience and his activities and contribution to the achievement of the Company’s business targets and the Company’s compliance with its work plans (in his current or previous position), based on data pertaining to the Company’s operating results in various aspects relating to the Officer’s areas of responsibility and the market conditions existing at the time of and prior to the examination.

4.2.7 The Officer’s position, his areas of responsibility and previous salary agreements signed with him. In addition, insofar as relevant, comparative data shall be presented regarding former or current officers at the Company in the same position or in similar positions, in relation to all of the components of the Terms of Office and Employment. In addition, if relevant, any material changes that have taken place in his powers and in his areas of responsibility during the year, if any — will be taken into account.

4.2.8 Employment and the salary2 of the rest of the Company’s employees, and in particular, the ratio to the average salary and to the median salary of such employees, and the effect of the disparities between the said salary data on the employment relations at the Company. The Compensation Committee and the Board of Directors will examine the ratio between the Terms of Office and Employment of each Officer and the salary of the rest of the Company’s employees, and they will note whether, in their opinion, it is a reasonable and appropriate ratio taking into consideration, inter alia, the Company’s nature, its size, the mix of the personnel employed by the Company, and the area of its business, and they will check that these ratios will not be detrimental to the employment relations at the Company.

4.2.9 As of the date of approval of this Compensation Policy, the current ratio between the base salary of the various Officers of the Company and the average and median salary of all the Company’s employees, and the ratio between the Terms of Office and Employment (cost of salary, including bonuses) of each one of the Officers and the cost of the average salary and the median salary of the rest of the Company’s employees, are as set forth below:

Position	Ratio of Base Salary to Average Salary	Ratio of Base Salary to Median Salary	Ratio of Cost of Salary to Average Cost of Salary	Ratio of Cost of Salary to Median Cost of Salary
CEO	1: 3	1: 6.6	1: 2.8	1: 5.5
CFO	1: 0.7	1: 1.5	1: 0.75	1:1.5

         In determining these ratios the Company took into account the salary of the officers.

         According to the assessment of the Compensation Committee and the Board of Directors, the above-mentioned ratios are appropriate and reasonable, taking into consideration the Company’s characteristics, and they will not be detrimental to the employment relations at the Company, particularly in view of the fact that only five employees are employed at the Company, including the two Officers, and the position of the other three employees is relatively minor, to a significant extent, to the Officers’ position.

Should the Company deviate from the ratio, in a scope exceeding 40% of the discrepancies described above, then the matter shall be brought for further discussion by the Compensation Committee and the Board of Directors, and they shall examine whether any changes are necessary in view of the said deviation, and the Company shall make disclosure to this effect, insofar as the deviation is material. Any deviation within these limits has been defined by the Company’s organs as reasonable.

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2          “Salary” — as this term is defined in the Companies Law from time to time; as of the present time — the income in respect of which National Insurance payments are made pursuant to Chapter O of the National Insurance Law [Consolidated Version], 5755 — 1995.

4.2.10The ratio between the variable components and the fixed components to be granted to the Officer shall be determined, in any event, in a manner that will not encourage the taking of unreasonable risks.

The desired ratio between the variable components and the fixed components of the various Officers at the Company for any given year shall be as set forth below:

Position	Fixed Components (including related terms) (%)	Variable Components (bonuses and payments based on retention targets) (%)
CEO	55% – 100%	0% – 45%
CFO	55% – 100%	0% – 45%

It should be emphasized that the intention is to the planned ratio only, assuming receipt of the target bonus, as stated in this Policy. The actual ratio in any given year between the components of the compensation package may vary, due to underperformance or due to over performance, which might affect the variable compensation as stated in this Policy. In addition, it should be clarified that in view of the unique nature of the Company’s operations and the importance of preserving the many permanent work interfaces at the Company, the Company attaches, as a matter of principle, importance to strengthening the fixed compensation components for the Officers, and accordingly, the aforesaid ratios have been determined as part of the entirety of the total considerations.

Should the Company deviate from the ratio from the ratio, in a scope exceeding 40% of the discrepancies described above, then the matter shall be brought for further discussion by the Compensation Committee and the Board of Directors, and they shall examine whether any changes are necessary in view of the said deviation, and the Company shall make disclosure to this effect, insofar as the deviation is material. Any deviation within these limits has been defined by the Company’s organs as reasonable.

5.     Salary Component

The salary to which the Officer is entitled is a fixed component which shall be determined, insofar as practicable, by the date of commencement of his service in the relevant position at the Company, and shall be updated from time to time in accordance with the Compensation Policy.

5.1    Salary of CEO and Officers (who are not directors)

5.1.1 The amount of the salary of the Company’s CEO and the other Officers shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2, 3 and 4 above, and it shall be approved by the Company’s competent organs, in accordance with the provisions of the law.

5.1.2 Based on the relevant considerations and criteria, as enumerated in sections 2, 3 and 4 above, the levels of the base monthly salary have been determined for the Company’s Officers, as set forth below:

Position	Maximum (in NIS) (gross) per month, and assuming retention of scopes of office and divisions of office as of the present time	Maximum (in NIS) (gross, not cost value) per month, assuming full scope of position
CEO	45,000	55,000
CFO	25,000	40,000

These ranges shall be examined by the Compensation Committee and the Board of Directors in the course of the annual examination of the Compensation Policy in accordance with section 11 below, and they shall be updated insofar as necessary, inter alia, in keeping with the Comparative Data for Similar Companies and in keeping with the Company’s business situation and the personnel employed at the Company or in accordance with other considerations.

Any deviation beyond the ranges specified above shall be brought for approval by the Company’s competent organs, in accordance with the provisions of the law.

5.2    Directors’ Fees

5.2.1 Directors of the Company (both external directors and others) shall be paid annual remuneration, participation remuneration and the reimbursement of expenses in accordance with the provisions determined in the Companies Regulations (Rules Regarding Remuneration and Expenses for External directors), 5760 — 2000 (hereinafter: the “Remuneration Regulations”), in accordance with the rank at which the Company is classified pursuant to the said Regulations. The fees to be determined shall not exceed the maximum remuneration permitted in the Remuneration Regulations3.

5.2.2 Notwithstanding the foregoing, a waiver by a director (who is not an external director) of the remuneration due to him pursuant to the Remuneration Regulations shall not be deemed to be a deviation from this Policy4.

6.     Variable Bonus4

Variable Compensation, Retention:

6.1    In view of the unique nature of the Company’s operations and the importance of retaining the Company’s Officers, the Company’s Board of Directors and Compensation Committee may set “retention bonuses” for the Company’s Officers, in a total amount of up to: (a) NIS 500,000 for the Company’s CEO, which shall be accumulated gradually over a period of up to 5 years; (b) NIS 150,000 for the Company’s CFO, which shall be accumulated gradually over a period of up to 5 years; and all in view of the reasons specified above. It shall be clarified that in any event, the situation shall not arise where several retention plans exist, concurrently, for the same Officer.

Designated Annual Bonus:

6.2    So as to create a correlation between the Officers’ variable compensation and the Company’s results and its performance from a long-term perspective, taking into consideration the Company’s best interests, its situation and its plans, an annual bonus plan may be devised for the Company’s Officers (except for the directors). The annual bonus will be contingent upon compliance with targets to be set by the Board of Directors, subsequent to the Compensation Committee’s recommendation, in accordance with a bonus plan which shall be brought each year, or on a multi-annual basis, for approval by the Compensation Committee and the Board of Directors. The bonus plan, if any, will be devised in accordance with that stated in this Compensation Policy, including the threshold conditions and the restrictions specified below, and in accordance with the relevant considerations and criteria, as enumerated above.

6.3    Should an annual bonus plan be devised, the Company’s Officers (as of the present time, the CEO and the CFO) shall be entitled to an annual bonus based on measurable quantitative targets, which are contingent upon the achievement of the Company’s objectives and business targets, from a long-term perspective. The targets shall include, inter alia, the following components:

6.3.1 Quantitative targets at the level of the Company.

6.3.2 Measurable, personal targets, which shall be set for each Officer personally, in accordance with his job and the extent of the Officer’s contribution to the Company’s business, and in accordance with the Company’s strategy and work plan, and from a long-term perspective.

6.3.3 The internal division between the relative weight of the quantitative estimates, based on the Company’s targets, and the personal quantitative targets, shall be adjusted to suit each Officer separately, in accordance with the characteristics of his position, the areas of his responsibility, and his degree of influence over the achievement of the Company’s targets and its profits. A relative weight in the variable bonus component shall be set for each target.

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3          As of the present time, the Company pays the directors and external directors compensation equal to the fixed statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000

4          For officers who are not directors. The Company’s results shall be pursuant to the Company’s audited financial statements.

6.3.4 The evaluation of performance by the Company’s Board of Directors which shall address, inter alia, the Officer’s contribution and performance, and also criteria which cannot be objectively quantified. The qualitative indices (the evaluation by the Board of Directors) shall constitute 25%, at the most, of the basis for the annual bonus, which, in the opinion of the Compensation Committee and the Board of Directors, represents an insubstantial part, as compared with the total variable components granted to the Officers, or up to three salaries for any Officer, whichever the higher. Notwithstanding the foregoing, the share of such discretionary components may be at a higher rate, up to the maximum extent permitted by law, as in effect from time to time, specifically, with respect to officers which are not the CEO.

Below are several examples, in principle, of the above-mentioned targets (without derogating from the right of the Board of Directors to determine additional targets, in accordance with the criteria as set forth in this Policy):

(a)     A target for the decrease in the Company’s financing expenses, as a percentage of the Company’s financial debt (effective financing rate), in the year in which the measurement shall be made. The financing expenses mean: the amount of the Company’s full financing expenses, net. The calculation shall include all of the full financing costs, less the financing income and the income from securities. The financial debt: the average, gross balance of the Company’s full financial debt. Notwithstanding the foregoing, the financing expenses shall be in real terms — i.e., net of any index effects;

(b)    A target for the decrease in the Company’s net financial debt, as compared with the Company’s budget in the relevant year in respect of which the measurement was made. This target is a derivative of the Company’s net cash flow, plus dividends received by the Company — and net of financing expenses, current expenses, etc.

(c)     The Company’s net profit target in the year in which the measurement was made. The measurement of this target shall be performed according to the net profit stated in the Company’s consolidated financial statements.

(d)    An improvement in the Company’s rating level; the rating of the companies/ the debt, is vital for all of the companies’ investors, shareholders and bondholders alike, for the purpose of measuring the Company’s strength, its financial flexibility and the economic projections regarding the long-term. Generally speaking, a significant part of the rating is frequently based on the activities directly performed by the Company’s managers directly. The rating companies examine the manner of management of the Company’s debt, its financial flexibility, its ability to make improvements regarding financing, its ability to refinance debt, and so forth. All of these activities are activities which are performed by the Company directly, and by the Company’s managers.

(e)     Meeting the time schedules for the filing of reports, financial statements, success in the annual audit conducted on companies of the same type as the Company, by the SEC. As far as the Company’s organs are concerned, success in the periodic audits conducted by the regulator, as aforesaid, is an important index.

(f)     A target for the return on the securities portfolio and the Company’s liquid balances, as compared with the Company’s budget in the relevant year in respect of which the measurement was made and/or as compared with the reference indices in the market. This target shall be measured according to the reference index derived from the various stock exchange indices (the Tel Bond Index, the Tel Aviv Yeter Index, etc.).

(g)    Targets involving an improvement in the prices of the Company’s share or involving the share’s trading volumes and the identity of its shareholders.

(h)    The return on the Company’s securities portfolio relative to corresponding reference indices, the performance of managed portfolios maintained by the Company and the performance of indices and relevant ETFs.

These targets shall be set, based on the Company’s strategy, as reflected in its annual budget, as devised and approved each year by the Board of Directors of the Company (hereinafter: the “Annual Budget”), and they shall be adjusted to the Company’s performance in the course of the year for which the bonus is being paid.

Notwithstanding the foregoing, the Compensation Committee and the Board of Directors may in individual cases approve at their discretion a discretionary bonus, subject to a cap of up to three salaries, for individual achievements, for specific achievements in the course of the year or for the advancement of material/strategic issues and/or delegate their authority, in accordance with the provisions of the law.

6.4    The Board of Directors shall determine the text of the targets in advance, whilst determining the various components thereof.

The Board of Directors shall have discretion and flexibility in determining the weights and the targets, and they shall be reviewed by it once a year as aforesaid, in accordance with the recommendations of the Compensation Committee in that regard. For purposes of this matter, the Compensation Committee and the Board of Directors shall consider the recommendation of the Company’s CEO regarding the mix of targets and weights for the managers subordinate to him and the recommendation of the Chairman of the Board of Directors regarding the mix of targets and weights for the CEO. It is further clarified that, to the extent allowed by law, the Board of Directors upon the recommendation of the Compensation Committee may increase with respect to any of the Company’s Officers the discretionary component and even determine that this will be the only component for purposes of calculating the performance-dependent bonus for the relevant Officer, all as aforesaid and subject to any law.

6.5    The Company’s targets, as aforesaid, shall be determined whilst taking the following principles into consideration:

6.5.1 Compliance with these targets provides an incentive for achieving the Company’s objectives, targets, business plans and strategies, and for increasing the Company’s future profits.

6.5.2 Compliance with these targets will give rise to an improvement in the Company’s performance from a long-term perspective.

6.5.3 The Company aspires to reward its Officers, in a fair and appropriate manner, for their contribution and their achievements, as reflected in the Company’s results and in its long-term business development.

6.5.4 The remuneration based on the Company’s targets is in keeping with the Company’s best interests, the advancement of its business objectives and its work plan, and there are no concerns that the said targets will create an incentive for managers to take unnecessary risks.

6.6    Furthermore, in addition to the annual bonus as stated above, the Board of Directors may, subsequent to the Compensation Committee’s recommendation, decide that the Company shall pay to any of the Officers, including at the end of a relevant calendar year, but without derogating from the provisions of section 6.8.7 below, a bonus in respect of special projects or special achievements, as arise from their activities and their contribution to the Company, in accordance with the Company’s long-term work plan (such as: the achievement of strategic objectives, special issues, special financing agreements or the signing of material agreements for the Company’s operations, etc.) (hereinafter: the “Special Bonus”). It should be clarified that in addition to the foregoing, the Special Bonus is subject to the rest of the provisions of this Compensation Policy, and, inter alia, to the threshold conditions and to the restrictions set forth in section 6.

6.7    It is further clarified that the Compensation Committee and the Board of Directors may approve, from time to time, the conclusion of management agreements with the controlling shareholders of the Company, directly or indirectly, subject to individual approvals as determined from time to time by the Company’s organs including the general meeting of the Company and based on well-ordered comparative data.

6.8    Threshold Conditions for Payment of the Annual Bonus

Notwithstanding that stated in this section 6 above and below, the annual bonus shall not be distributed to any of the Officers of the Company in any of the events set forth below:

6.8.1 In respect of the achievement of a target which is lower than the minimum rate to be determined each year for compliance with each one of the targets (the lower limit).

6.8.2 If payment of the bonuses would place the Company in a situation that constitutes cause for immediate payment of any series of bonds that has been or shall be issued by the Company.

6.8.3 Upon approval of the bonus plan, if approved, the Compensation Committee and the Board of Directors may determine additional threshold conditions, whether quantitative or otherwise, taking into consideration the Company’s targets, its strategy and its situation — whereby upon satisfaction of the said conditions, the annual bonus shall not be distributed to any of the Officers of the Company.

6. 9   Restrictions Regarding the Annual Bonus

Furthermore, the annual bonus, if determined, shall be subject to the restrictions set forth below:

6.9.1 The Officer’s entitlement to those parts of the annual bonus attributed to each one of the targets to be determined for the Officers, may be determined (a) on an “absolute” basis, i.e., failure to comply with any target whatsoever shall not entitle the Officer to compensation in respect thereof; or (b) the entitlement may be determined in accordance with the degree of the Officer’s compliance with the various targets to be determined for him, relative to the targets as approved in the Company’s budget for the relevant year, in a linear manner, so that precise compliance with 100% of a specific target to be defined for the Officer in the relevant year — shall entitle the said Officer to the full amount of the bonus in respect of this target, and partial compliance with the said target (whilst “marking” a lower target) — shall entitle the said Officer to a relative part of the amount of the bonus attributed to this target, all pursuant to the terms and conditions determined in the bonus plan for the said year. In addition, the rate shall be determined out of the bonus to be paid in respect of the achievement of the target at the lower limit and also a ceiling for the amount of the bonus (the higher limit, which constitutes the “excellence” target, beyond the threshold of 100% of the compensation).

6.9.2 The total amount of the annual bonus shall be limited as set forth below:

(a)     CEO — shall not exceed four salaries (including the Special Bonus as set forth in section 6.6 above).

(b)    CFO — shall not exceed six salaries.

According to the assessment of the Compensation Committee and the Board of Directors, the ceiling for the annual bonus reflects targets which do not create an incentive to take increased risks.

6.9.3 The amount of the annual bonuses for all of the Officers of the Company in respect of a particular year, as shall be actually distributed, shall not exceed 0.2% of the Company’s income. In the event of a deviation from the threshold determined — a pari passu distribution shall be implemented.

6.9.4 An annual bonus may be given to Officers who have worked or provided services to the Company for at least 12 (twelve) months prior to the approval of the financial statements for the said year, except in the event that the Officer resigned or was dismissed due to circumstances which negate the entitlement to receive severance pay. Notwithstanding the foregoing, in the event of a new officer who has worked for less than 12 months at the Company, the Board of Directors may, at the recommendation of the Company’s CEO, determine his entitlement to a bonus pro rata to the said Officer’s period of employment at the Company.

6.9.5 The grant of an annual bonus to the Officers of the Company is subject to the discretion of the Board of Directors of the Company, which may decide to reduce the amount of the bonus or not to distribute a bonus at all to any of the Officers of the Company, in a particular year, at any time as it shall choose during the said year, including after termination thereof, should the Board of Directors find that there relevant considerations, such as financial or other considerations, which, paying heed to the Company’s situation at the said time, justify, in the opinion of the Board of Directors, the reduction or cancellation of the bonuses of the Company’s Officers, even if retroactively

6.9.6 Any Officer entitled to a bonus based on any financial data whatsoever undertakes to reimburse the Company for any amounts paid to him, if any, based on data which transpired to be erroneous and which were restated in the Company’s financial statements. Such an Officer shall sign his consent that the Company may offset the amount due to it from him, from any amount which he is entitled to receive from the Company, subject to the provisions of the law.

6.9.7 The annual bonus, if determined, shall be paid to the Officers once a year, after approval of the audited financial statements of the relevant year by the Board of Directors of the Company, and in accordance with the Company’s actual results for the said year, and in the event that data needs to be calculated — in accordance with the financial statements of the said relevant year.

6.9.8 In special cases, the CEO (or the Board of Directors, in the event of an advance payment to the CEO) may approve the acceleration of payment on account of the bonus due to any Officer, provided that the advance payment shall not exceed two salaries. For the sake of caution it is hereby clarified that if, in the said year, it is determined that the said Officer is not entitled to a bonus or is entitled to a bonus which is lower than the amount of the advance payment, the Company shall demand that the Officer refund the advance payment made as aforesaid.

6.9.9 In addition to that stated in this section 6 above, the bonus plan may include additional provisions pursuant to which a mechanism shall be determined for the scheduling or conditioning of part of the payment of the annual bonuses, based on the achievement of a measurable long-term target/ measurable long-term targets during a period of two or three calendar years, and also rules for the calculation of the entitlement to the said multi-annual bonus, at the end of the multi-annual period of measurement. The rules and the conditions for the said multi-annual bonus, if applicable, shall be determined and brought for approval by the Company’s competent organs, in accordance with the provisions of the law.

7.     Related Terms and Benefits

Should an Officer’s Terms of Office and Employment include provisions regarding the matters set forth below, they shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2, 3 and 4 above, and in accordance with the terms and conditions set forth below:

7.1    Related Benefits Granted to All The Officers (except for directors)

7.1.1 The Officers employed at the Company are entitled to contributions for managers’ insurance, disability insurance and a continuing education fund, in keeping with standard practice at the Company.

7.1.2 The Officers employed at the Company are entitled to sick days, vacation days and convalescence days in keeping with standard practice at the Company for senior employees and in accordance with their length of service at the Company, and in any event, not less than that set forth in the law, and not more than 28 vacation days per year of work.

7.1.3 The Company may provide any Officer with a car, for the purpose of performing his duties. Should a company car be provided to the Officer, as aforesaid, the Company shall bear the fixed expenses entailed in use, for the maintenance of the car, in keeping with the procedures generally applied at the Company. The Officer shall undertake to bear any fines or tickets in respect of use of the car, if any. The Company may gross up the value of use of the vehicle for tax purposes.

7.1.4 Should the Officer’s Terms of Office and Employment include a cell phone, the Officer shall be entitled to the reimbursement of cell phone expenses, as per the Company’s decision, and in its sole discretion. The Officer shall bear the payment of any tax that may be applicable to him due to use of the cell phone. The Company may gross up the value of use for tax purposes.

7.1.5 Should the Officer’s Terms of Office and Employment include the reimbursement of expenses, the Officer shall be entitled to the reimbursement of reasonable expenses as incurred by him in the course of performance of his duties, against presentation of receipts, and in accordance with the Company’s policy.

7.1.6 Should the Officer’s Terms of Office and Employment include per diem expenses for trips overseas, the Company shall bear the payment of the per diem expenses for the Officer during the period of his stay overseas for work purposes, in keeping with the Company’s procedures.

7.1.7 The Company’s Officers may be entitled, in accordance with and subject to their personal terms of employment, to the payment of full severance pay at the time of the termination of the employer — employee relationship for any reason whatsoever, including following resignation, except in the event of dismissal under “grave circumstances” as defined below, or to the payment of severance pay pursuant to the provisions of section 14 of the Severance Pay Law, 5723 — 1963.

7.1.8 Subject to the approval of the Compensation Committee, the Company may grant the Company’s Officers additional benefits at a rate not exceeding 10% of the monthly cost of the fixed component of the relevant Officer of the Company (on an annual scope).

7.2    Insurance, Release and Indemnity

7.2.1. The Company has insurance to cover the liability of officers and directors who are serving and/or shall serve at the Company from time to time, including directors who have control, or a relative thereof, and also letters of release from liability and an undertaking to indemnify officers and directors of the Company (who are not controlling shareholders, or a relative thereof).

7.2.2 The Compensation Committee and the Board of Directors may authorize Management to approve any renewal, extension contracts or replacements of insurance policies to cover the liability of officers and directors, such as the controlling shareholder and his relatives, who serve or will serve as officers of our company or its subsidiaries from time to time, without the approval of the shareholders, provided that (i) the liability coverage does not exceed $35,000,000 (for each claim and in the aggregate) and the aggregate annual premium does not exceed $500,000, the side “A” directors and officers liability coverage does not exceed $25,000,000 (for each claim and in the aggregate) and its aggregate annual premium does not exceed $250,000; and (ii) the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities.” Side “A” coverage is only for the benefit of the Company’s directors and executive officers and only in situations where coverage under the General Policy has been exhausted or is otherwise insufficient or unavailable.

7.2.3 Subject to the approval of the Compensation Committee (and, if required by law, by the Board) the Company shall be entitled to purchase a “run off” Insurance Policy of up to seven (7) years, with the existing insurance carrier or any other insurance company, including but not limited to in case of a merger, consolidation or insolvency claims involving the Company, a change of control in the Company, sale of all or most of the Company’s assets, or any other circumstances determined by the Compensation Committee, which policy shall comply with the following:

•         The liability coverage shall not exceed a per-occurrence limit and an aggregate limit (for one year period) of $35 million in addition to reasonable litigation expenses;

•        The total premium shall not exceed 450% of the annual premium the Company paid for the previous applicable year;

•        The amount of the participation fee which shall be determined in any policy purchased as stated shall not deviate from that customary in the market for insurance policies of the type and the scope and at the time of the engagement in the policy;

•        The purchase of such Insurance Policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

7.2.4 The Company may release the Company’s Officers, in advance, from liability for breach of the duty of care to the Company, in accordance with any law, including any Officer of the Company who is the controlling shareholder or a relative thereof, subject to the receipt of approvals in accordance with any law. Such a release shall not apply to a resolution or transaction in which the controlling shareholder or any Officer of the Company (including an Officer other than the one to whom the release is granted) has a personal interest, all the above subject to the provisions of the Companies Law and the Company’s Articles.

8.     Terms of Termination of Office

8.1    An Officer shall be entitled to advance notice at the time of termination of employment, as shall be determined in the employment agreement or in the agreement for the provision of services between the Company and the Officer, in accordance with that set forth below (in such a manner that shall not be less than the minimum required by law):

Position	Maximum Period
CEO	Up to 6 months
CFO	Up to 4 months

8.2    The advance notice period shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2, 3 and 4 above, and it shall be approved by the Company’s competent organs, in accordance with the provisions of the law.

8.3    The Officers employed at the Company may be entitled to receive the full benefits pursuant to the employment agreement or the redemption thereof, as if they had continued to be employed at the Company, even if the advance notice period (or part thereof) is redeemed.

8.4    During the advance notice period, the Officer is required to continue to perform his duties at the Company (as per the Company’s decision).

8.5    Termination Bonus

8.5.1 In addition to the foregoing, it is proposed to determine that the Company may approve for the CEO/CFO a termination bonus/ an adjustment bonus in an amount of up to 6 salaries and of up to 3 salaries (respectively), in the event of dismissal by the Company (except in the event of dismissal under grave circumstances) or in the event of resignation, respectively. The amount of the termination bonus shall be solely the amount of the component of the Officer’s monthly salary (exclusive of related benefits, bonus, etc.), multiplied by the number of months granted to the said Officer. This bonus is similar to the situation that exists at present.

8.5.2 The termination bonuses shall be brought for the approval of the competent organs at the Company, in accordance with the provisions of the law, prior to the execution of the employment agreement or the agreement for the provision of services, and the bonuses shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2, 3 and 4 above, and subject to the Officer’s compliance with all of the following terms and conditions:

8.5.2.1   He was employed at the Company or he provided services to the Company for at least ~~three~~ seven years.

8.5.2.2   During the period of his employment, he made a significant contribution to the advancement of the Company’s business and the maximization of its profits.

8.5.2.3   The circumstances of the termination of the Officer’s employment do not justify the negation of severance pay.

9.      Commercial Protections

The employment agreements and the agreements for the provision of services by the Officers shall contain provisions whose purpose is to protect the Company’s intellectual property rights and also confidentiality and non-competition stipulations, and the wording thereof shall be adjusted to suit the relevant Officer, in accordance with the sensitivity of his position and his importance to the Company.

10.    Additional General Terms and Conditions

10.1  The Officers who are subject to the Compensation Policy may be employees of the Company or independent contractors who provide services to the Company. In the event that the Officer provides services to the Company as an independent contractor, the provisions of the Compensation Policy shall apply to him mutatis mutandis, the compensation for the said Officer shall be paid against an invoice, and the compensation components shall be normalized, so that from a total economic point of view, they shall be consistent with that stated in this Policy, provided that this shall not be detrimental to the Company’s best interests, its situation or its plans.

10.2  The provisions of this Compensation Policy shall not derogate from any provision which exists and/or provision which shall be determined in any law (including, without derogating from the generality of the foregoing, the provisions of the Companies Law and/or the regulations and/or orders pursuant thereto), and any concession and/or exemption and/or additional exercise of discretion to any of the Company’s organs as shall be determined in any such statutory provision, including after the approval of this Policy, shall apply to the Company and shall be deemed to form part of this Compensation Policy, after the Compensation Committee or the Board of Directors shall resolve to add them, in whole or in part, to this Policy — without it requiring the approval of the Company’s shareholders’ meeting.

10.3  The Compensation Committee and the Board of Directors may approve a deviation of up to 5% per calendar year from any ceiling, restriction or any other provision set forth in this policy document, and such a deviation shall be deemed to be in compliance with the Compensation Policy.

However, non-material changes in the Terms of Office and Employment of Officers of the Company shall require the prior approval of the Compensation Committee only, where the latter confirmed that a particular change in the Terms of Office and Employment is non-material. In this regard, it has been determined that the total of non-material changes in the Terms of Office and Employment of an Officer of the Company that may be approved by the Compensation Committee in any reporting year may not exceed 5% (in real terms) of the total of the Terms of Office and Employment of an Officer of the Company that were approved by the Company’s competent organs for that reporting year.

11.    Validity

The Compensation Policy shall be in full force and effect for three years from the date of approval thereof by the general meeting as aforesaid, in accordance with the provisions of section 267a(d) of the Law.

Notwithstanding the foregoing, the Board of Directors of the Company shall examine from time to time, and at the latest, each year, the Compensation Policy and also its consistency with the provisions of the law, insofar as any material change shall take place in the circumstances which existed at the time of determination hereof or for other reasons. Subject to that stated in section 10.2 above, changes to the Compensation Policy, if any, shall be approved in accordance with the provisions of the law.

In addition, the Compensation Committee shall examine the application of the Compensation Policy, from time to time; and should the Committee so deem fit, it shall recommend that the Board of Directors update the Compensation Policy.